SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Cirracor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

359674 108
(CUSIP Number)

Grove Panda Investments, LLC, by Peter G. Geddes, Manager
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of  8 Pages)

CUSIP NO. 359674108

1	NAME OF REPORTING PERSON

Grove Panda Investments, LLC by Peter G. Geddes, Manager, EIN: 20-4891159

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Personnel Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

2,733,250

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

2,733,250

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,733,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

77.6%

CUSIP NO. 359674108

14	TYPE OF REPORTING PERSON*

PN

Item 1	Security And Issuer.

Securities:	Common Stock
Issuer:	Cirracor, Inc.

Item 2.	Identity And Background.

(a)	Name:	Grove Panda Investments, LLC, a Delaware LLC
(b)	Address:	P.O. Box 5303, Beverly Hills, CA 90212
(c)	Principal Business: investor
(d)	None
(e)	None
(f)

Item 3.	Source And Amount Of Funds Or Other Consideration.

Personal funds, $415,000

Item 4.	Purpose Of The Transaction.

Purchased the shares in expectation of a proposed merger with Panda Ethanol, Inc.

Item 5.	Interest In Securities Of The Issuer.

2,500,000 shares were purchased on May 12, 2006 by Grove Panda Investments, LLC equal to 71% of Common Stock/Sole voting power, sole power to dispose, as reported in the 13D filing of May 12, 2006. The transaction was at price of .008 per share, in a private negotiated transaction. That transaction took place in Los Angeles, CA. An additional 233,250 shares were purchased for a price of $1.78 per share on August 3, 2006 in a private negotiated transaction. The transaction closed in Los Angeles, CA. The aggregate shares total 2,733,250 or 77.6% of the total outstanding.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Pursuant to the merger agreement with Panda Ethanol, Inc. the reporting person will be required to pledge 700,000 of these shares as collateral for the representation of Cirracor, Inc. in the merger agreement.

CUSIP NO. 359674108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Grove Panda Investments, LLC

Date: August 8, 2006	By:	/s/ Peter G. Geddes
Peter G. Geddes, Manager

4